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                                                               EXHIBIT (a)(5)(B)




FOR IMMEDIATE RELEASE                                         Contact:
                                                              Samuel Cypert
                                                              313-792-6646

                    MASCO CORPORATION ANNOUNCES COMPLETION OF
                                 EXCHANGE OFFER


         Taylor, Michigan (December 20, 2004) -- Masco Corporation (NYSE: MAS) announced today that it has completed its offer to exchange up to $1,874,978,000 aggregate principal amount at maturity of its newly issued Zero Coupon Convertible Senior Notes, Series B due 2031 (the "New Notes") for an equal amount of its currently outstanding Zero Coupon Convertible Senior Notes due 2031 (the "Old Notes"). The exchange offer expired at midnight, New York City time, on December 17, 2004 (the "Expiration Date").

         As of the Expiration Date, $1,871,444,000 aggregate principal amount at maturity of Old Notes, representing approximately 99.8% of the Old Notes, had been tendered. All Old Notes that were properly tendered have been accepted for exchange. The closing of the exchange offer is expected to occur on Thursday, December 23, 2004. Following the closing of the exchange offer, approximately $3,534,000 aggregate principal amount at maturity of the Old Notes will remain outstanding.

         Citigroup and Merrill Lynch & Co. are the dealer managers for the exchange offer. Additional details regarding the exchange offer are described in the final prospectus, dated as of December 13, 2004 and filed with the Securities and Exchange Commission ("SEC") on December 14, 2004. Copies of the final prospectus may be obtained free of charge at the SEC's website (www.sec.gov). J.P. Morgan Trust Company, National Association is serving as the exchange agent for the exchange offer. Its address, telephone and facsimile number are as follows:

                 J.P. Morgan Trust Company, National Association
                          Institutional Trust Services
                          2001 Bryan Street, 9th Floor
                               Dallas, Texas 75201
                        Attention: Exchanges, Frank Ivins
                        Masco Corporation Exchange Offer
                            Telephone: (800) 275-2048
                               Fax: (214) 468-6494

THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

         Headquartered in Taylor, Michigan, Masco Corporation is one of the world's leading manufacturers of home improvement and building products as well as a leading provider of services that include the installation of insulation and other building products.

         Masco Corporation's press releases and other information are available through the Company's toll free number, 1-888-MAS-NEWS, or under the Investor Relations section of Masco's website at www.masco.com.

         Statements contained herein may include certain forward-looking statements regarding Masco's future sales, earnings growth potential and other developments. Actual results may vary materially because of external factors such as interest rate fluctuations, changes in consumer spending and other factors over which management has no control. Additional information about Masco's products, markets and conditions, which could affect the Masco's future performance, is contained in the Masco's filings with the SEC and is available on Masco's website at www.masco.com. Masco undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise except as required by the SEC.